Helius Medical Technologies, Inc.

642 Newtown Yardley Road, Suite 100

Newtown, PA 18940

February 4, 2020	VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Chris Edwards

RE:	Helius Medical Technologies, Inc.
Registration Statement on Form S-3
File No. 333-236101

Acceleration Request
	Requested Date:	February 6, 2020
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on February 6, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Owen Williams, counsel to the Registrant, at (202) 842-7843.

Very truly yours,

Helius Medical Technologies, Inc.

/s/ Joyce LaViscount
Joyce LaViscount
Chief Financial Officer and Chief Operating Officer

cc:	Philippe Deschamps, President and Chief Executive Officer
Darren K. DeStefano, Cooley LLP
Jeffrey Libson, Cooley LLP